Filed by Wachovia Corporation pursuant to

Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to

Rule 14a-6(b) under the Securities Exchange

Act of 1934, as amended

Subject Company:

Golden West Financial Corporation

Commission File No.: 1-4629

Date: August 1, 2006

This filing may contain certain forward-looking statements with respect to each of Wachovia Corporation (“Wachovia”) and Golden West Financial Corporation (“Golden West”) and the combined company following the proposed merger between Wachovia and Golden West (the “Merger”), as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including, without limitation, (i) statements relating to the benefits of the Merger, including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the Merger, (ii) statements relating to the benefits of the merger between Wachovia and Westcorp and Wachovia’s related acquisition of WFS Financial Inc (“WFS Financial”), a subsidiary of Westcorp, completed on March 1, 2006 (the “Westcorp Transaction”), including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the Westcorp Transaction, (iii) statements regarding certain of Wachovia’s and/or Golden West’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iv) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s control).

The following factors, among others, could cause Wachovia’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and/or Golden West in connection with the Merger or the businesses of Wachovia, Westcorp and WFS Financial in connection with the Westcorp Transaction will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the Merger or the Westcorp Transaction may not be fully realized or realized within the expected time frame; (3) revenues following the Merger or the Westcorp Transaction may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the Merger or the Westcorp Transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the Merger on the proposed terms and schedule; (6) the failure of Wachovia’s and/or Golden West’s shareholders to approve the Merger, respectively; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or Golden West conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s and/or Golden West’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) potential or actual litigation; (10) inflation, interest rate, market and monetary fluctuations; and (11) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities. Additional factors that could cause Wachovia’s and Golden West’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and Golden West’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning Wachovia or the proposed Merger or other matters and attributable to Wachovia or Golden West or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and Golden West do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

The proposed Merger will be submitted to Wachovia’s and Golden West’s shareholders for their consideration. Shareholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed Merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. You will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Wachovia and Golden West, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at Wachovia’s website (http://www.wachovia.com) under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports - SEC Filings”. Copies of the definitive joint proxy statement/prospectus and the SEC filings incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782; or to Golden West, Attn: Investor Relations Department, 1901 Harrison Street, Oakland, CA 94612, (510) 445-3420.

THE FOLLOWING NEWS RELEASE WAS ISSUED BY WACHOVIA ON AUGUST 1, 2006

Media Contact:

Laurie Hedrick 704.374.6092

Investor Relations Contacts:

Alice Lehman 704-374-4139

Ellen Taylor 704-383-1381

Press Release August 1, 2006

WACHOVIA ANNOUNCES GENERAL BANK

ORGANIZATION IN EAST, WEST AND CENTRAL U.S.

Company shares plans for its retail mortgage business

CHARLOTTE, N.C. – Wachovia Corp. today announced the leadership team that will oversee its General Bank operations in the East, West and Central parts of the United States following its pending acquisition of Golden West Financial Corporation.

The company also shared the leadership team and operating plans for its retail mortgage business and credit operations. These positions will be effective upon consummation of the merger between Wachovia and Golden West, expected in the fourth quarter of this year.

Regional Leadership:

•	Pete Jones, currently head of Wachovia’s Dallas banking operations, will lead the company’s banking presence in the Western states, including California, Arizona and Nevada. Jones will be based in Oakland, Calif.

•	Guy Bodine, currently head of Wachovia’s Texas banking operations, will oversee banking operations in the Central United States, including Texas, Colorado, Kansas and Illinois. Bodine will be based in Dallas, Texas.

•	Reggie Davis will continue leading Wachovia’s banking presence in the East, including New York, New Jersey, Connecticut, Pennsylvania, Delaware, Maryland, Washington, D.C., Virginia, North Carolina, South Carolina, Georgia, Alabama, Mississippi, Tennessee and Florida. Davis is based in Charlotte, N.C.

These individuals will report to Ben Jenkins, vice chairman of Wachovia and head of the General Bank, which includes all retail and wholesale banking operations.

Herbert and Marion Sandler, who jointly hold the position of chairman and CEO for Golden West, and Ernest Rady, founder of Westcorp and its Western Financial banking operations, will continue to play active advisory roles over the transition period.

—More—

Wachovia Announces General Bank Organization in East, West and Central U.S, page 2

Retail Mortgage and Credit Group:

•	Jim Judd, who is President and COO of World Savings, a subsidiary of Golden West, and also co-head of merger integration, will lead the combined Wachovia retail mortgage and Golden West mortgage operation. He will report to Ben Jenkins.

The new Retail Mortgage and Credit Group will be based in Charlotte. All current Wachovia retail mortgage and credit operations sites and all Golden West mortgage and credit operations sites, including San Antonio and Oakland, will remain in place.

“I am pleased to have leaders of this caliber overseeing our key markets and businesses across the United States,” said Jenkins. “They have proven themselves as talented individuals who execute and drive for performance, while also building strong and successful teams, developing great leaders and ensuring an outstanding customer experience.”

“The retail mortgage business requires great skill to generate a growing volume of high-quality loans,” said Herbert M. Sandler, Golden West chairman and chief executive officer. “Jim Judd and his combined leadership team are an excellent choice for that assignment.”

The combined company plans to share more details about its business strategy and operating model as integration planning progresses.

About Wachovia

Wachovia Corporation (NYSE:WB) is one of the nation’s largest diversified financial services companies, providing 13.4 million household and business relationships with a broad range of banking, asset management, wealth management and corporate and investment banking products and services. Wachovia has retail and commercial banking operations in 16 states with 3,109 offices from Connecticut to Florida and west to Texas and California. Two core businesses operate under the Wachovia Securities brand name: retail brokerage in 49 states and in Latin America, and corporate and investment banking in selected industries nationwide. Globally, Wachovia serves clients through more than 40 international offices. Online banking is available at wachovia.com; online brokerage products and services at wachoviasec.com, and investment products and services at evergreeninvestments.com. Wachovia had assets of $553.6 billion, market capitalization of $86.0 billion and stockholders’ equity of $48.9 billion at June 30, 2006.

The proposed merger with Golden West Financial Corporation (NYSE: GDW), parent of World Savings Bank, is expected to close in the fourth quarter of 2006, pending shareholder and regulatory approval. With this proposed merger, Wachovia would strengthen its position in California, Texas, Florida, New Jersey and New York, and enter attractive metropolitan areas in five additional states: Arizona, Colorado, Illinois, Kansas and Nevada. The combined company would serve banking customers through 3,400 offices in 21 states and Washington, D.C. In addition, Wachovia would gain mortgage lending operations under the World Savings Bank name in 39 states.

Additional Information

The proposed merger between Wachovia and Golden West will be submitted to Wachovia’s and Golden West’s shareholders for their consideration. Shareholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed merger and any other relevant documents filed with the SEC because they contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and Golden West, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at Wachovia’s website (http://www.wachovia.com) under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports - SEC Filings”. Copies of the joint proxy statement/prospectus and the SEC filings incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782; or to Golden West, Investor Relations Department, 1901 Harrison Street, Oakland, CA 94612, (510)-445-3420.